Income Statements
DJ Holdings, LLC
For the Periods Ending December 31, 2019 and 2018
"Unaudited"

	31 Dec 19	31 Dec 18
Revenue		
Sales	17,045	-
Sales Discounts	(545)	-
Total Net Revenue	**16,500**	**-**
Cost of Goods Sold		
Beginning Inventory	-	-
Purchases	9,623	-
Shipping	3,931	-
Less Ending Inventory	(5,356)	-
Total Cost of Good Sold	**8,198**	**-**
Gross Profit	**8,302**	**-**
Gross Profit Margin	**50%**	**0%**
Operating Expenses		
Full Time Payroll	2,083	46,667
Payroll Taxes	217	3,782
Payroll Fees	10	246
Legal Fees	285	612
Bank Service Charges	65	148
Consulting	17,450	1,000
Office Supplies	595	188
Postage	86	80
Subscriptions and Dues	415	153
Rental Fees	12,000	1,000
Advertising	20,527	-
LLC Fees	520	1,020
Total Operating Expenses	54,254	54,896
Net Operating Income	**(45,952)**	**(54,896)**
Net Operating Margin	**-279%**	**0%**
Other Income and Expense		
OIE - Interest Expense	2,465	738
Total Other Income and Expense	**2,465**	**738**
Net Loss	**(48,417)**	**(55,634)**
Net Profit Margin	**-293%**	**0%**